MAXIMUS, Inc.

1891 Metro Center Drive

Reston VA 20190

August 5, 2013

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

MAXIMUS, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 16, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 10, 2013

Form 8-K Filed July 2, 2013

Definitive Proxy Statement on Schedule 14A

Filed January 25, 2013

File No. 1-12997

Dear Mr. Thompson,

MAXIMUS, Inc. (the “Company,” “we,” or “us”) has received your letter of July 15, 2013 containing comments on the above referenced filings.

We have reproduced your comments below (underlined) and provided our responses following each comment.

Form 10-K for Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

1.              Please revise the discussion of consolidated and segment results of operations to include a discussion of either cost of revenue or gross profit or tell us why you believe this would not be significant to the discussion of your results of operations.  Please note that this comment is also applicable to quarterly reports on Form 10-Q.

We do not believe a discussion of gross profit would provide significant additional information to supplement our financial discussions or understand our results of operations, since we believe operating income is the most relevant metric for the reasons discussed below.  We do not use gross profit in operating or controlling the business, or in collating and analyzing its results.  This is due to the nature of our contracts and the structure of our business as discussed below.  In addition, we have not perceived any significant demand from the investment community for such analysis.  Irrespective of our view, in future filings we will add to our Management Discussion and Analysis (MD&A) a dialogue about gross profit and Selling, General and Administrative expense (SG&A) in acknowledgement of the Staff’s comment.

In general, gross profit or gross profit margin is not a metric that we regularly use internally nor is it a metric that our investors and analysts typically focus on.  Rather, our internal presentations, particularly our presentations to the Board of Directors, focus on revenue, operating income and EPS as the measure by which performance is assessed.

The investment community appears to share management’s focus on operating income and the associated margin as the most relevant operating metric. The most recent question we can identify on gross profit and SG&A appears to have been more than two years ago in the February 2011 earnings call and we cannot identify any instances in the current or prior year where participants have focused on gross profit or cost of revenue.  Guidance for earnings provided by management is limited to revenue and earnings per share, reflective of this emphasis on operating income.

As a management team, our focus on operating income reflects, in part, that the Company is a government contractor and has a large percentage of cost-plus business.   In our Form 10-K, Part 1, Item 1, in our discussion about “Our Clients” we communicate that we “typically contract with government clients” and that “25% were cost plus” contracts.  This form of contract means our revenue and gross profit either increase or decrease as SG&A increases or decreases measured over the period of our fiscal year.  Accordingly, a material percentage of our revenue provides a specified operating margin, irrespective of the gross profit margin.   Government contractors are also required to systematically allocate all costs to contracts, which means all our internal reporting, including reports to manage each contract, provide operating income as a key management measure.

Management’s incentive compensation, which is a significant portion of the Company’s cost structure, is tied to pre-bonus operating income.  Bonus expense is distributed to Cost of Revenue or SG&A, depending on the role the employee plays in the Company. Accordingly, a significant element of cost that drives gross profit and SG&A is the operating income itself, rather than the other way around.

The Company primarily provides professional services, so our largest component of cost is compensation for our employees.  We discuss SG&A trends in the MD&A in our Form 10-K.  We note that “selling costs contained in our SG&A relate to business development, including the preparation of bids and proposals.”   Government contract bids can be quite technically complex and require a significant level of effort by our operations staff to develop solutions in response to these proposals.  Normally, this staff charges to Cost of Revenue, but they charge their time to SG&A when working on a proposal.   Spikes that occasionally occur in SG&A caused by a particularly large proposal or concentration of proposals can result in a corresponding increase to gross margin.  As a result, we believe a discussion of operating income is the most meaningful metric since it provides a  complete view of all costs compared to metrics that reflect movements of cost between cost of revenue and SG&A. Therefore, we do not believe that a separate discussion of gross profit or cost of revenue would provide information relevant to an understanding of our results of operations.

Lastly, the Company’s SG&A has not diverged significantly as a percent of revenue and we believe the explanations for revenue and operating income would be the most meaningful metric.  The SG&A as a percentage of revenue for FY2012, 2011, and 2010 was 15.0%, 14.2%, and 14.3%, respectively.   As previously discussed, this SG&A increase trend was explained in our MD&A as “owing to significant business development activity, including the preparation of bids and proposals.”   Similarly, SG&A for the six and three months ended June 30, 2013 was 14.5% and 14.3%, respectively.

2.              In future filings, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your most recent Form 10-Q for the quarter ended March 31, 2013 discusses that “[c]ash provided by operating activities from continuing operations for the six months ended March 31, 2013 was $39.5 million, compared with $69.0 million in the same period in fiscal year 2012.” We note that you explain the reason for this decline is due to payment delays. In future filings, please discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Starting with our next Quarterly Report on Form 10-Q, we will provide additional disclosure of known material trends or uncertainties that are reasonably likely to have a material impact on our revenues or income or result in material changes in liquidity.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Part 1, Financial Information, page 3

Item 1, Consolidated Financial Statements, page 3

Note 7. Commitments and Contingencies, page 11

Acquired loss-making contract, page 12

3.              We note your disclosure on Form 8-K filed February 26, 2013 that no revenue or direct costs were recognized on this project from the date of acquisition through February 2013. Please explain to us why.

This contract was an arrangement that included both significant production and customization of software as well as postcontract customer support (PCS) for these services.  The Company did not have Vendor Specific Objective Evidence (VSOE) of fair value for any of the elements included in this arrangement, including PCS.

ASC 985-605-25-2 provides that if a software arrangement requires significant production, modification or customization of licensed software, the entire arrangement should be accounted in conformity with ASC 605-35, using the relevant guidance in ASC 985-605-25-88 to 25-107 on applying contract accounting to certain arrangements involving software.

As management did not have VSOE of fair value for any elements of this arrangement and because management was unable to estimate the cost of completing the PCS services included in the arrangement, management deferred revenue as well as the costs associated with the customization effort for this arrangement until PCS services (the final deliverable) commenced.  Consistent with ASC 985-605-25-9, the revenue and associated costs would be recognized ratably over the PCS performance period.  These costs were included within deferred contract costs at September 30, 2012 and represented less than 0.5% of total assets as of this date.

Form 8-K Filed July 2, 2013

4.              Where you provide earnings guidance or other forward-looking information using non-GAAP measures such as adjusted diluted earnings per share, please provide a reconciliation of the differences between the non-GAAP measure and the most comparable financial measure calculated in accordance with GAAP. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(b) of Regulation S-K. Moreover, we note you provided earnings guidance using adjusted diluted earnings per share in the presentation given at the Citi Global Healthcare Conference on February 26, 2013. Please tell us how you have complied with Regulation G as it relates to this public disclosure of a non-GAAP financial measure.

We have consistently used adjusted diluted earnings per share in our communications with investors as we believe that this measure provides a useful basis for assessing the Company’s performance excluding the effect of unusual items.  Such unusual items in recent quarters have included legal and settlement charges, insurance recoveries, acquisition expenses and a large benefit from a terminated contract.  In our earnings guidance and other forward looking information, we do not anticipate adjustments but continue to use the term “adjusted diluted earnings per share” as this is consistent with the terminology we have used with investors in the past.  Thus, no adjustments are necessary to reconcile GAAP in our earnings guidance provided on our current report on Form 8-K filed on July 2, 2013.  While we believe that this is clear from the face of the document, we acknowledge the Staff’s comment and will disclose as appropriate in future filings that no adjustments are anticipated. In the event that no unusual, infrequent events arise during fiscal 2014, there will be no difference between adjusted diluted earnings per share and diluted earnings per share.

With respect to our presentations, we acknowledge the Staff’s comment and will provide a reconciliation of adjusted diluted earnings per share to diluted earnings per share on all such future communications.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Annual Cash Incentives, page 22

5.              We note your disclosure in the first full paragraph at the top of page 23, where you discuss the various factors that you assess for purposes of determining whether an executive officer is eligible to receive an award. It is unclear to us, however, whether you give any particular weight to the various factors you describe here. For example, for Messrs. Montoni and Walker you indicate that their awards are “primarily” based upon the Company’s achievement of the EPS goal and “other important corporate-wide initiatives.” Please tell us how much weight you give to the “other important corporate-wide initiatives.” This comment applies to the different factors you apply to all of the named executive officers.

In determining cash incentive awards, the Company does not formulaically assign a set weighting to the individual goals of the named executive officers.  The awards to Messrs. Montoni and Walker are closely linked to the overall performance of the Company (both as to EPS and other objectives) because their responsibility spans the entire organization.  The awards to the other executive officers are similarly tied to their areas of responsibility — namely the Health Services segment in the case of Mr. Caswell, the Human Services segment in the case of Mr. Piloti, and both the Human Resources function and the Tax Credit and Employer Services division in the case of Mr. Andrekovich.  The Company does not employ a formulaic approach in setting bonus awards.  Rather, as described below, the Compensation Committee uses its judgment in considering both objective and subjective factors.

As set forth on page 22 of the Definitive Proxy Statement on Schedule 14A (“Proxy”), the overall bonus pool is determined based on the Company’s achievement of certain adjusted earnings per share (“EPS”) levels.  The bonus pool for the Company will not be funded unless the Company achieves its threshold earnings goal for the fiscal year (absent the Compensation Committee’s funding of a discretionary pool to reward exceptional contributions by particular employees as described on page 23 of the Proxy).  This structure places the overall goals of the Company ahead of the particular goals of any single segment, functional area or executive officer.  Therefore, the Company’s achievement of its earnings goal is essentially a pre-condition and the primary driver for the funding of the bonus pool and the award of cash incentives to the named executive officers.  We believe this structure best aligns management incentives with shareholder interests.

Assuming the Company meets its EPS goal to fund the bonus pool, the amounts of the individual awards are based on a combination of individual performance and business unit/functional area performance.  The starting point for the executive officers’ cash incentives will be based on the target percentages set forth on page 23 of the Proxy and generally may range from 50% to 150% of such target amounts depending on the level of EPS performance as described on page 23 of the Proxy.  However, no amount of bonus is guaranteed and the final amount may be higher or lower than the stated percentage or that range based on the Compensation Committee’s assessment.

At the beginning of the fiscal year, each executive officer’s individual goals are reviewed with and approved by the Chief Executive Officer in the case of Messrs. Andrekovich, Caswell, Piloti and Walker and by the Chairman of the Board and the Chair of the Compensation Committee in the case of Mr. Montoni.

At the conclusion of the fiscal year, each executive participates in an evaluation with the Chief Executive Officer (or the Chairman of the Board and the Chair of the Compensation Committee in the case of Mr. Montoni).  Each goal is assessed as “met expectations,” “above expectations” or “below expectations.”  In addition, the evaluation considers personal competencies and behavioral elements including leadership skills, subject matter expertise, teamwork, development of subordinates and integrity.

In the case of the executives other than the Chief Executive Officer, a summary of the executive evaluations is presented to the Compensation Committee together with the Chief Executive Officer’s recommendations for their annual cash incentive awards.  The Chairman of the Board and the Chair of the Compensation Committee present their evaluation of the Chief Executive Officer to the Compensation Committee.  The Chief Executive Officer does not make a recommendation for his own cash incentive award.  The Compensation Committee does not assign a particular weighting to the specific goals and achievements of the executive officers in determining the bonus awards.  Rather, as described on page 23 of the Proxy, the Committee considers the overall performance of the executives and their business units or functional areas and considers events that were not necessarily foreseen at the beginning of the year, such as the acquisition and integration of Policy Studies, Inc. (“PSI”) during our 2012 fiscal year.  The Compensation Committee also considers factors such as the executive’s development and advancement potential, as well as the risk that another company might attempt to induce the executive to leave MAXIMUS for another opportunity.

Ultimately, the final cash incentive awards are based on the Compensation Committee’s overall evaluation and assessment of the factors and inputs described above.  The Committee does not apply a mathematical formula in making this determination.  Rather, the Committee subjectively weighs the various factors and endeavors to apply its best judgment to compensate the executive officers for their accomplishments as well as to incentivize desired behaviors and outcomes in the future.

6.              Also, please help us understand how you assess achievement of the non-EPS factors that you discuss here by elaborating upon the description you provide and clarifying whether your assessment is based upon objective or subjective measures of performance. For example, please explain how you assess the “financial and strategic performance of the[ir] respective business units…” applicable to Messrs. Caswell, Piloti, and Andrekovich, with a view to helping us understand what performance goals you communicated to your named executive officers at the outset of the fiscal year and how you assessed whether such goals were met or, in this year’s case, exceeded.

As described above, the executive officers’ goals are established at the beginning of the fiscal year.  For the officers with responsibility for operating business units, those goals include the financial and strategic performance of those units, as described on page 23 of the Proxy.  The financial goals for 2012 included objective measures such as business unit revenue, operating income and accounts receivable days sales outstanding (“DSOs”).  Strategic goals, some of which were objective of some of which were subjective, included new business development, contract renewals, international growth and personnel development.  The evaluations of those executives considered whether they and their business units met, exceeded or fell short of those goals.  However, other than the EPS goals, no single goal was material to a determination of the final cash incentive awards and, as outlined above, no particular weighting or mathematical formula was employed to translate those goals into the final cash incentive award for the executives.

X X X

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me at 1891 Metro Center Drive, Reston VA 20190 or at (703) 251-8500.

Sincerely

/s/David N. Walker
Chief Financial Officer